UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       ROGERS WIRELESS COMMUNICATIONS INC.
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                                (Name of Issuer)

                        Class B Restricted Voting Shares
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                         (Title of Class of Securities)

                                    775102205
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                                 (Cusip Number)

                              Benjamin F. Stephens
                          AT&T Wireless Services, Inc.
                        7277 164th Avenue NE, Building 1
                                Redmond, WA 98052
                                 (425) 580-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 2004
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D initially filed on August 27, 1999, as previously amended (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Original Filing.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:

         On September 13, 2004, JVII General Partnership ("JVII") entered into an agreement with Rogers Communications Inc. to sell, subject to the terms and conditions thereof, all securities owned by JVII in the Issuer to Rogers Communications Inc. for an aggregate purchase price of approximately C$1.767 billion, or C$36.37 per share in cash (the "Purchase and Sale Agreement"). A copy of the Purchase and Sale Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

         On September 13, 2004, AT&T Wireless Services, Inc. issued a press release with respect to the Purchase and Sale Agreement, a copy of which is attached hereto as Exhibit B and is hereby incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Amendment No. 6.

Exhibit A:  Purchase and Sale Agreement dated September 13, 2004

Exhibit B:  Press Release dated September 13, 2004

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2004

                                       AT&T WIRELESS SERVICES, INC.

                                       By:    /s/ Marilyn J. Wasser
                                              ----------------------------------
                                              Name:  Marilyn J. Wasser
                                              Title:  Executive Vice President

                                       MMM HOLDINGS, INC.

                                       By:    /s/ Marilyn J. Wasser
                                              ----------------------------------
                                              Name:  Marilyn J. Wasser
                                              Title:  Executive Vice President

                                       JVII GENERAL PARTNERSHIP


                                       By:    AT&T Wireless Services, Inc.

                                       By:    /s/ Marilyn J. Wasser
                                              ----------------------------------
                                              Name:  Marilyn J. Wasser
                                              Title:  Executive Vice President

                                       By:    MMM Holdings, Inc.

                                       By:    /s/ Marilyn J. Wasser
                                              ----------------------------------
                                              Name:  Marilyn J. Wasser
                                              Title:  Executive Vice President

                                 Exhibit Index


Exhibit A:   Purchase and Sale Agreement dated September 13, 2004


Exhibit B:   Press Release dated September 13, 2004